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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **November, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **November 9, 2005**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM

LISTED: STANDARD & POORS   OTCBB:RYSMF

RSM drilling advances mine permitting program at Railroad-Pinon, Carlin Trend, Nevada.

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, NOVEMBER 7, 2005 ROYAL STANDARD MINERALS INC. ("RSM")
During the initial phase of the ongoing surface drill program at Railroad-Pinon, 10
exploration/environmental holes have been drilled into the Railroad open-pit deposits. A
total to 2530ft of drilling to date is completed in shallow holes ranging from 200-300ft in
depth. The data is being gathered for multiple uses in the permitting of the mines and
metallurgical testing of the gold recovery.

Several of the holes drilled were extension tests of the mineralized zone at the east
Jasperoid deposit and to fill in a resource gap in the Pod deposit.

Four additional monitor water wells were also drilled and completed and well heads
installed. The wells were sampled along with surface springs in the area as a start to
monitoring the ground study for environmental assessment.

In addition, trenching was completed to expose mineralization for bulk sampling. A bulk
sample of approximately 400lbs containing 0.081 gold (2.48grams/ton - average grade of
the Pod deposit) was collected for column leach testing and delivered to Kappes-Cassiday
and associates for metallurgical testing.

All drill samples were delivered to the company's Goldwedge chemical assay laboratory
for preliminary gold analyses and then selected intervals will be forward to Kappes-
Cassiday for Cyanide soluble testing and to Dyer Engineering for testing the acid
generating potential of the planned waste dumps as part of reclamation plan.

The ongoing exploration program includes a deeper drill program to test the (previously
reported) adjoining widespread copper mineralization and deep "Carlin" gold mineralized
targets.

Railroad-Pinon is Royal Standard Minerals second development project. The company's
Goldwedge deposit is undergoing final fabrication of the gravity production plant this
week. The company will then begin a phase of test mining, and is expecting to pour its
first gold in the coming weeks.

Royal Standard Minerals Inc. is a Nevada gold-silver exploration and development company with 7 projects distributed within central and northern Nevada. The Company's most advanced project is the Goldwedge Project located in Nye County, Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454

Visit our website at Royal-Standard.com